UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42826

Zenta Group Company Limited

(Registrant’s Name)

Avenida do Infante D. Henrique,

No. 47-53A, Macau Square,

13th Floor, Unit M,

Macau 999078

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Financial Information Regarding Acquisition of ZentoAI Intelligent Technology Company Limited

As previously disclosed on September 9, 2026, Zenta Group Company Limited (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with ZentoAI Intelligent Technology Company Limited (“Target”) and the Target’s shareholders (the “Selling Shareholders”), pursuant to which the Company agreed to acquire from the Selling Shareholders 100% of the equity interests in the Target (the “Acquisition”).

On September 11, 2026, the Company completed the Acquisition pursuant to the Share Purchase Agreement.

The Target constitutes a “significant business” of which separate target financial statements and related pro forma financial statements of the Target are required under Rule 3-05 and Article 11 of Regulation S-X. This Form 6-K includes the following financial statements: (i) audited consolidated financial statements of the Target for the fiscal years ended September 30, 2025 and 2024, the notes related thereto, and the report of the independent auditor, WSJ and Partners; (ii) unaudited condensed consolidated financial statements of the Target for the six months ended March 31, 2026 and 2025, and the notes related thereto; and (iii) unaudited pro forma condensed combined financial information of the Company and its subsidiaries for the six months ended March 31, 2026 and for the year ended September 30, 2025, which are filed as Exhibit 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the Acquisition occurred on the indicated date, or during the operational periods presented, nor is it necessarily indicative of the future financial position or operating results. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Audited Consolidated Financial Statements of ZentoAI Intelligent Technology Company Limited for the Fiscal Years Ended September 30, 2025 and 2024
99.2	Unaudited Condensed Consolidated Financial Statements of ZentoAI Intelligent Technology Company Limited for the Six Months Ended March 31, 2026 and 2025
99.3	Unaudited Pro Forma Condensed Combined Financial Information of Zenta Group Company Limited and Its Subsidiaries for the Six Months Ended March 31, 2026 and for the Year Ended September 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zenta Group Company Limited

	By:	/s/ Ng Wai Ian
	Name:	Ng Wai Ian
	Title:	Chief Executive Officer

Date: September 21, 2026